Mail Stop 3561

February 1, 2010

Mr. John Paulsen
Chairman, Chief Executive and Financial Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

      Re: Rotate Black, Inc.
             Form 10-K for Fiscal Year Ended June 30, 2009
             Filed October 13, 2009
             Form 8-K
             Filed August 22, 2008
             Form 8-K (As amended)
             Filed October 8, 2008
             File No. 333-44315

Dear Mr. Paulsen:

We have devoted additional resources to your filings and have the following additional comments. Please respond to these comments at the same time you respond to the comments issued by the staff on November 23, 2009. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Critical Accounting Policies and Estimates, page 15

1.   You state that your most critical accounting policy relates to the valuation of your intangible assets, and we note that intangible assets consisting of the license of patents, pending patents, trade secrets, know-how and other intangible assets of Life O2 and contract rights under the development and management agreements acquired from RBL are material to your financial position. As such, please provide a discussion and analysis of the material implications and uncertainties associates with the methods, assumptions and estimates underlying your measurements. Your disclosures should provide information for investors to assess the probability of a future impairment charge including (i) a description of the methods and key assumptions used and how the assumptions were determined, (ii) a discussion of the degree of uncertainty associated with the key assumptions and (iii) a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303 of Regulation S-K and the Commissions Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960, available on our web site at http://www.sec.gov.

Consolidated Financial Statements, page F-1

Balance Sheet, page F-3

2.   We note the amount reported for contract rights represents the amount of intangible assets acquired pursuant to the plan of reorganization disclosed in Note 1 and that the amount reported for intangible assets represents the contract rights disclosed in Note 5. Please revise as appropriate.

Notes to Consolidated Financial Statements, F-7

1. Organization and Operations, page F-7

3.   Please tell us how you accounted for the costs of the bankruptcy paid by Rotate Black, LLC and the basis in GAAP for your accounting treatment. Specifically address whether these costs were recognized as part of the cost of the intangible assets acquired and as a contribution to capital. Refer to SAB Topic 5:T.

4.   Please disclose the aggregate amount of acquisition costs included in the cost of the intangible assets acquired pursuant to the plan of reorganization.

5.   We note that your acquisitions of Gaming, Dayton and India were accounted for as transfers of net assets between entities under common control, and that the assets and liabilities transferred were recognized at their carrying amounts. It appears that you should (i) report results of operations, financial position and other financial information as though the assets and liabilities had been transferred at the beginning of the period and (ii) restate your financial statements and other financial information for prior periods to furnish comparative information. Refer to paragraphs D16 and D17 of SFAS 141, superseded by paragraphs D12 and D13 of SFAS 141(R) or FASB ASC 805-50-45-2 and 805-50-45-5. Please revise your financial statements or tell us why you believe the referenced guidance is not applicable to your facts and circumstances. In addition, please revise management's discussion and analysis of financial condition and results of operations to comply with the Item 303 of Regulation S-K as applicable.

2. Summary of Significant Accounting Policies, page F-8

6.   Please disclose the fair value loan payable to stockholder and the method and significant assumptions used to estimate fair value. Refer to paragraph 10 of SFAS 10 (FASB 825-10-50-10).

3. Going Concern, page F-10

7.   Please disclose management's plans to resolve the doubts about your ability to continue in existence. Refer to Section 607.02 of Codification of Financial Reporting Policies.

5. Intangible Assets, page F-10

8.   For intangible assets subject to amortization, please disclose the gross carrying amount and accumulated amortization, in total and by major asset class for each year, the aggregate amortization expense for each year and the aggregate amortization expense for each of the five succeeding fiscal years. Refer to paragraph 45.a of SFAS 142 (FASB ASC 350-30-50-2). In addition, tell us whether intangible assets have finite useful lives or indefinite useful lives and the facts and circumstances considered in your determination. Further, if intangible assets are subject to amortization, tell us the life assigned to each of the assets and provide your analysis of the factors you considered in determining the useful lives.

9.   We note that the existing Life O2 license and trademark bottling agreement has been cancelled and you are currently arranging another similar license and bottling arrangement. Please tell us whether you tested the intangible assets

acquired from BevSystems for recoverability or impairment and why you believe the intangible asset is not impaired at the most recent balance sheet date.

6. Contract Rights, page F-11

10. Please tell us how the contracts rights initially arose and the consideration paid by Rotate Black LLC to acquire the rights. Please also tell us whether the contract rights have finite useful lives or indefinite useful lives and the facts and circumstances considered in your determination. In addition, please tell us whether you tested the assets for recoverability in accordance with SFAS 144 or impairment in accordance with SFAS 142 and when you performed the most recent test. If you tested the assets for impairment in accordance with SFAS 144, tell us how you determined your estimates of future cash flows and the key assumptions used in developing the estimates. If you tested the assets for impairment in accordance with SFAS 142, tell us how you determined the fair value of the assets. Finally, if the assets are subject to amortization, tell us the life assigned to the assets and provide your analysis of the factors you considered in determining the useful lives.

Development Agreement, page F-11

11. We note that you will receive a 2.5% development fee for services rendered under the terms of the development agreement and that unbilled development advances including interest and developer fees have been deferred. Please disclose your revenue recognition policies with respect to interest and development fees in the summary of significant accounting policies on page F-8. Please also disclose the terms of the development agreement regarding billing, interest and payments. In addition, please disclose whether unbilled amounts include claims or similar items subject to uncertainty concerning their determination or ultimate realization and the nature and status of the items comprising such amount.

7. Investment in Joint Venture, page F-12

12. We note that India is inactive, which may be an indication that a loss in value has occurred. Please tell us whether you evaluated your investment to determine whether a loss in value has occurred that is other than temporary. In addition, tell us the facts and circumstances that support a conclusion that an other than temporary loss in value has not occurred. Refer to paragraph 18.h of APB 18 (FASB ASC 323-10-35-31 and 32).

8. Lease, page F-12

13.   Please disclose your lease accounting policies in the summary of significant accounting policies on page F-8.

12. Common Stock, page F-12

14.   Please tell us how you account for common stock issued in exchange for consulting and legal services and why your accounting policy complies with the guidance in EITF 96-18 (FASB ASC 505-50-30). Please also tell us the amount of stock-based consulting and legal fees charged to operations and how the costs are classified in your statements of operations and cash flows.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

15.   It appears that you should have adopted SFAS 160, which is effective for fiscal years beginning on or after December 15, 2008. Please revise your financial statements or tell us why you believe you have complied with the requirements of SFAS 160 (FASB ASC 810-10-65).

Notes to Consolidated Financial Statements, page 7

6. Contract Rights, page 9
Development Agreement, page 9

16.   We note your disclosure that you could be liable for certain market loss on the shares of common stock issued to settle the note payable previously issued to acquire land. As such, it appears that the instrument contains an embedded feature that is not indexed to your stock. Please tell us the terms that provide for a potential adjustment to the number of shares or price, and how you are accounting for the embedded feature. In doing so, explain why your accounting treatment complies with SFAS 133 (FASB ASC 815) and EITF 07-5 (FASB 815-40-15).

Form 8-K Filed August 22, 2008

17.   Please tell us the number and caption of the applicable item of Form 8-K pursuant to which this current report is filed, and why the report complies with the applicable item number.

Form 8-K Filed October 8, 2008, as amended

18.   We note that you did not file financial statements of Rotate Black Gaming, Inc., Rotate Black Dayton and Rotate Black India Pvt LTD for the two most recent

fiscal years and interim period. We also note that you did not provide pro forma statements of operations for the latest fiscal year and interim period. Please tell us why you are not required to file the financial statements required by Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X.

19.   Please tell us the date of the pro forma balance sheet included in the filing and why the assets and liabilities are significantly different from the amounts reflected in your June 30, 2009 balance sheet.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Guobadia at (202) 551-3562 or William Thompson at (202) 551-3344 if you have questions regarding comments on the filings and related matters. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director